--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                         NATIONAL GOLF PROPERTIES, INC.
                                (Name of Issuer)

                            -------------------------

                                  COMMON STOCK
                                 $.01 PAR VALUE

                         (Title of Class of Securities)

                                    63623G109
                                 (CUSIP Number)

                            -------------------------

                                  Carl B. Tash
                             Cliffwood Partners LLC
                          11726 San Vincente Boulevard
                                    Suite 600
                              Los Angeles, CA 90049
                                 (310) 442-0370
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                February 13, 2002
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                               CUSIP No. 63623G109

--------------------------------------------------------------------------------
1.      NAME OR REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        CBT Advisory Group, Inc.
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A                          (a) [X]
        MEMBER OF A GROUP                                       (b)
--------------------------------------------------------------------------------
3.      SEC USE ONLY
--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS
        AF
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        State of California
--------------------------------------------------------------------------------
                                          7.     SOLE VOTING POWER     0
              NUMBER OF SHARES
                                          --------------------------------------
                BENEFICIALLY              8.     SHARED VOTING POWER   1,177,500

          OWNED BY EACH REPORTING         --------------------------------------
                                          9.     SOLE DISPOSITIVE POWER   0
                   PERSON
                                          --------------------------------------
                    WITH                  10.    SHARED DISPOSITIVE POWER
                                                 1,177,500
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,177,500
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.0% (based on 13,127,148 shares outstanding as of November 9, 2001, as reported in National Golf Properties Inc.'s quarterly report on Form 10-Q for the quarter ended September 30, 2001)
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON
        CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                               CUSIP No. 63623G109

--------------------------------------------------------------------------------
1.      NAME OR REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Tash Partners, L.P.
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A                          (a) [X]
        MEMBER OF A GROUP                                       (b)
--------------------------------------------------------------------------------
3.      SEC USE ONLY
--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS
        AF
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        State of California
--------------------------------------------------------------------------------
                                          7.     SOLE VOTING POWER     0
              NUMBER OF SHARES
                                          --------------------------------------
                BENEFICIALLY              8.     SHARED VOTING POWER   1,177,500

          OWNED BY EACH REPORTING         --------------------------------------
                                          9.     SOLE DISPOSITIVE POWER   0
                   PERSON
                                          --------------------------------------
                    WITH                  10.    SHARED DISPOSITIVE POWER
                                                 1,177,500
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,177,500
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.0% (based on 13,127,148 shares outstanding as of November 9, 2001, as reported in National Golf Properties Inc.'s quarterly report on Form 10-Q for the quarter ended September 30, 2001)
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                               CUSIP No. 63623G109

--------------------------------------------------------------------------------
1.      NAME OR REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Cliffwood Partners, L.P.
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A                          (a) [X]
        MEMBER OF A GROUP                                       (b)
--------------------------------------------------------------------------------
3.      SEC USE ONLY
--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS
        AF
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        State of Delaware
--------------------------------------------------------------------------------
                                          7.     SOLE VOTING POWER     0
              NUMBER OF SHARES
                                          --------------------------------------
                BENEFICIALLY              8.     SHARED VOTING POWER   1,177,500

          OWNED BY EACH REPORTING         --------------------------------------
                                          9.     SOLE DISPOSITIVE POWER   0
                   PERSON
                                          --------------------------------------
                    WITH                  10.    SHARED DISPOSITIVE POWER
                                                 1,177,500
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,177,500
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.0% (based on 13,127,148 shares outstanding as of November 9, 2001, as reported in National Golf Properties Inc.'s quarterly report on Form 10-Q for the quarter ended September 30, 2001)
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------------

                               SCHEDULE 13D CUSIP
                                  No. 63623G109

--------------------------------------------------------------------------------
1.      NAME OR REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Cliffwood Partners, LLC
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A                          (a) [X]
        MEMBER OF A GROUP                                       (b)
--------------------------------------------------------------------------------
3.      SEC USE ONLY
--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS
        WC
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        State of Delaware
--------------------------------------------------------------------------------
                                          7.     SOLE VOTING POWER     0
              NUMBER OF SHARES
                                          --------------------------------------
                BENEFICIALLY              8.     SHARED VOTING POWER   1,177,500

          OWNED BY EACH REPORTING         --------------------------------------
                                          9.     SOLE DISPOSITIVE POWER   0
                   PERSON
                                          --------------------------------------
                    WITH                  10.    SHARED DISPOSITIVE POWER
                                                 1,177,500
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,177,500
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.0% (based on 13,127,148 shares outstanding as of November 9, 2001, as reported in National Golf Properties Inc.'s quarterly report on Form 10-Q for the quarter ended September 30, 2001)
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON
        OO
--------------------------------------------------------------------------------

                               SCHEDULE 13D CUSIP
                                  No. 63623G109

--------------------------------------------------------------------------------
1.      NAME OR REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Carl B. Tash
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A                          (a) [X]
        MEMBER OF A GROUP                                       (b)
--------------------------------------------------------------------------------
3.      SEC USE ONLY
--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS
        AF
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S. Citizen
--------------------------------------------------------------------------------
                                          7.     SOLE VOTING POWER     0
              NUMBER OF SHARES
                                          --------------------------------------
                BENEFICIALLY              8.     SHARED VOTING POWER   1,177,500

          OWNED BY EACH REPORTING         --------------------------------------
                                          9.     SOLE DISPOSITIVE POWER   0
                   PERSON
                                          --------------------------------------
                    WITH                  10.    SHARED DISPOSITIVE POWER
                                                 1,177,500
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,177,500
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.0% (based on 13,127,148 shares outstanding as of November 9, 2001, as reported in National Golf Properties Inc.'s quarterly report on Form 10-Q for the quarter ended September 30, 2001)
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON
        IN
--------------------------------------------------------------------------------

                               SCHEDULE 13D CUSIP
                                  No. 63623G109

--------------------------------------------------------------------------------
1.      NAME OR REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Cliffwood Select Equity Fund, L.P.
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A                          (a) [X]
        MEMBER OF A GROUP                                       (b)
--------------------------------------------------------------------------------
3.      SEC USE ONLY
--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS
        WC
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        State of Delaware
--------------------------------------------------------------------------------
                                          7.     SOLE VOTING POWER     0
              NUMBER OF SHARES
                                          --------------------------------------
                BENEFICIALLY              8.     SHARED VOTING POWER   171,200

          OWNED BY EACH REPORTING         --------------------------------------
                                          9.     SOLE DISPOSITIVE POWER   0
                   PERSON
                                          --------------------------------------
                    WITH                  10.    SHARED DISPOSITIVE POWER
                                                 171,200
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        171,200
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.3% (based on 13,127,148 shares outstanding as of November 9, 2001, as reported in National Golf Properties Inc.'s quarterly report on Form 10-Q for the quarter ended September 30, 2001)
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------------

                               SCHEDULE 13D CUSIP
                                  No. 63623G109

--------------------------------------------------------------------------------
1.      NAME OR REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Cliffwood Select Equity Fund II, L.P.
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A                          (a) [X]
        MEMBER OF A GROUP                                       (b)
--------------------------------------------------------------------------------
3.      SEC USE ONLY
--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS
        WC
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        State of Delaware
--------------------------------------------------------------------------------
                                          7.     SOLE VOTING POWER     0
              NUMBER OF SHARES
                                          --------------------------------------
                BENEFICIALLY              8.     SHARED VOTING POWER   242,700

          OWNED BY EACH REPORTING         --------------------------------------
                                          9.     SOLE DISPOSITIVE POWER   0
                   PERSON
                                          --------------------------------------
                    WITH                  10.    SHARED DISPOSITIVE POWER
                                                 242,700
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        242,700
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.9% (based on 13,127,148 shares outstanding as of November 9, 2001, as reported in National Golf Properties Inc.'s quarterly report on Form 10-Q for the quarter ended September 30, 2001)
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------------

                               SCHEDULE 13D CUSIP
                                  No. 63623G109

--------------------------------------------------------------------------------
1.      NAME OR REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Cliffwood Select Equity Fund, Ltd.
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A                          (a) [X]
        MEMBER OF A GROUP                                       (b)
--------------------------------------------------------------------------------
3.      SEC USE ONLY
--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS
        WC
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Cayman Islands
--------------------------------------------------------------------------------
                                          7.     SOLE VOTING POWER     0
              NUMBER OF SHARES
                                          --------------------------------------
                BENEFICIALLY              8.     SHARED VOTING POWER   114,500

          OWNED BY EACH REPORTING         --------------------------------------
                                          9.     SOLE DISPOSITIVE POWER   0
                   PERSON
                                          --------------------------------------
                    WITH                  10.    SHARED DISPOSITIVE POWER
                                                 114,500
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        114,500
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.9% (based on 13,127,148 shares outstanding as of November 9, 2001, as reported in National Golf Properties Inc.'s quarterly report on Form 10-Q for the quarter ended September 30, 2001)
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON
        OO
--------------------------------------------------------------------------------

                               SCHEDULE 13D CUSIP
                                  No. 63623G109

--------------------------------------------------------------------------------
1.      NAME OR REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Cliffwood Value Equity Fund, L.P.
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A                          (a) [X]
        MEMBER OF A GROUP                                       (b)
--------------------------------------------------------------------------------
3.      SEC USE ONLY
--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS
        WC
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        State of Delaware
--------------------------------------------------------------------------------
                                          7.     SOLE VOTING POWER     0
              NUMBER OF SHARES
                                          --------------------------------------
                BENEFICIALLY              8.     SHARED VOTING POWER   333,200

          OWNED BY EACH REPORTING         --------------------------------------
                                          9.     SOLE DISPOSITIVE POWER   0
                   PERSON
                                          --------------------------------------
                    WITH                  10.    SHARED DISPOSITIVE POWER
                                                 333,200
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        333,200
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.5% (based on 13,127,148 shares outstanding as of November 9, 2001, as reported in National Golf Properties Inc.'s quarterly report on Form 10-Q for the quarter ended September 30, 2001)
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------------

                               SCHEDULE 13D CUSIP
                                  No. 63623G109

--------------------------------------------------------------------------------
1.      NAME OR REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Cliffwood Equity Fund, L.P.
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A                          (a) [X]
        MEMBER OF A GROUP                                       (b)
--------------------------------------------------------------------------------
3.      SEC USE ONLY
--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS
        WC
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        State of California
--------------------------------------------------------------------------------
                                          7.     SOLE VOTING POWER     0
              NUMBER OF SHARES
                                          --------------------------------------
                BENEFICIALLY              8.     SHARED VOTING POWER   29,000

          OWNED BY EACH REPORTING         --------------------------------------
                                          9.     SOLE DISPOSITIVE POWER   0
                   PERSON
                                          --------------------------------------
                    WITH                  10.    SHARED DISPOSITIVE POWER
                                                 29,000
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        29,000
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.2% (based on 13,127,148 shares outstanding as of November 9, 2001, as reported in National Golf Properties Inc.'s quarterly report on Form 10-Q for the quarter ended September 30, 2001)
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------------

                               SCHEDULE 13D CUSIP
                                  No. 63623G109

--------------------------------------------------------------------------------
1.      NAME OR REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Cliffwood Real Estate Equity Fund, Ltd.
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A                          (a) [X]
        MEMBER OF A GROUP                                       (b)
--------------------------------------------------------------------------------
3.      SEC USE ONLY
--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS
        WC
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Cayman Islands
--------------------------------------------------------------------------------
                                          7.     SOLE VOTING POWER     0
              NUMBER OF SHARES
                                          --------------------------------------
                BENEFICIALLY              8.     SHARED VOTING POWER   53,900

          OWNED BY EACH REPORTING         --------------------------------------
                                          9.     SOLE DISPOSITIVE POWER   0
                   PERSON
                                          --------------------------------------
                    WITH                  10.    SHARED DISPOSITIVE POWER
                                                 53,900
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        53,900
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.4% (based on 13,127,148 shares outstanding as of November 9, 2001, as reported in National Golf Properties Inc.'s quarterly report on Form 10-Q for the quarter ended September 30, 2001)
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON
        OO
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

     This statement on Schedule 13D (this "Statement") relates to the common stock, $.01 par value per share (the "Common Stock"), of National Golf Properties, Inc., a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2951 28th Street, Suite 3001, Santa Monica, California 90405.

Item 2. Identity and Background.

     This Statement is being filed by Cliffwood Partners LLC ("Cliffwood Partners") and certain of its related entities as described below (collectively, the "Reporting Persons"). Cliffwood Partners (a) serves as the investment manager, and is the general partner, of Cliffwood Select Equity Fund, L.P., Cliffwood Select Equity Fund II, L.P., Cliffwood Value Equity Fund, L.P., and Cliffwood Equity Fund, L.P., each of which is a private investment fund that has purchased the shares of Common Stock identified in Item 5 below; (b) serves as the investment manager of Cliffwood Select Equity Fund, Ltd. and Cliffwood Real Estate Equity Fund, Ltd., each of which is a private investment fund that has purchased the shares of Common Stock identified in Item 5 below (the entities listed in (a) and (b) of this paragraph, collectively, referred to herein as the "Funds"); and (c) serves as the investment manager for trading accounts for certain of its clients and has purchased the shares of Common Stock identified in Item 5 below on behalf of such accounts. Cliffwood Partners, L.P. is the managing member of Cliffwood Partners; Tash Partners, L.P. is the general partner of Cliffwood Partners, L.P. CBT Advisory Group, Inc. is the general partner of Cliffwood Partners, L.P.; and Carl B. Tash is the person who ultimately controls CBT Advisory Group, Inc.

     The Reporting Persons may constitute a "group" within the meaning of Rule 13d-5 under the Securities and Exchange Act, as amended, with respect to their beneficial ownership of shares of Common Stock to which this Statement relates.

     Unless otherwise noted, the principal business address of the parties listed below, as well as the directors and executive officers of the corporations listed on Schedule A, is c/o Cliffwood Partners LLC, 11726 San Vicente Boulevard, Suite 600, Los Angeles, CA 90049.

                             Reporting Persons:
                             -----------------

                             CBT Advisory Group, Inc.
                             A California corporation

                             Tash Partners, L.P.
                             A California limited partnership

                             Cliffwood Partners, L.P.
                             A Delaware limited partnership

                             Cliffwood Partners LLC
                             A Delaware limited liability company

                             Carl B. Tash
                             Chief Executive Officer of Cliffwood Partners, L.P. A U.S. Citizen

                             Cliffwood Select Equity Fund, L.P.
                             A Delaware limited partnership

                             Cliffwood Select Equity Fund II, L.P.

                             A Delaware limited partnership

                             Cliffwood Select Equity Fund, Ltd.
                             A Cayman Islands exempted company
                             c/o Cliffwood Partners LLC
                             P.O. Box 31106, Corporate Center
                             West Bay Road
                             Grand Cayman, Cayman Islands,
                             British West Indies

                             Cliffwood Value Equity Fund, L.P.
                             A Delaware limited partnership

                             Cliffwood Equity Fund, L.P.
                             A California limited partnership

                             Cliffwood Real Estate Equity Fund, Ltd.
                             A Cayman Islands exempted company
                             c/o Cliffwood Partners LLC
                             P.O. Box 31106, Corporate Center
                             West Bay Road
                             Grand Cayman, Cayman Islands,
                             British West Indies

     Set forth on Schedule A is the name, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of the corporations listed above (i.e., CBT Advisory Group, Inc., Cliffwood Select Equity Fund, Ltd. and Cliffwood Real Estate Equity Fund, Ltd.).

     During the last five years, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2 or on Schedule A: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The Reporting Persons utilized available cash assets in the aggregate amount of $9,172,744.01 to purchase the 1,177,500 shares of the Common Stock of the Issuer as detailed under Item 5 below.

Item 4. Purpose of Transaction.

     The Reporting Persons have acquired the shares of Common Stock for investment purposes, with the additional purpose of influencing the Issuer's Board of Directors to take actions that are in the best interests of the Issuer and all of its stockholders, rather than for the benefit of the Issuer's Chairman and major shareholder, David G. Price. There has long been a tangled web of business and financial arrangements between the Issuer and various entities controlled by Mr. Price. For example, Mr. Price is the Chairman and principal shareholder of American Golf Corporation ("American Golf"), the highly leveraged and financially troubled lessee and manager of most of the Issuer's golf courses, which has failed to be current on its lease payments to National Golf Operating Partnership, L.P. (an affiliate of the Issuer which holds substantially all of the Issuer's assets and conducts all of its operations and in which

Mr. Price and his affiliates also have a significant ownership interest) ("NGOP"). American Golf's non-compliance with a fixed charge coverage ratio, defaults under its debt instruments and failure to be current on lease payments to NGOP has caused the Issuer to be in default under its own credit agreement, leading to the Issuer's restructuring efforts and suspension of dividend payments on the Common Stock. Now, rather than taking action to collect amounts owed to NGOP by American Golf and to decrease the Issuer's dependence on American Golf for revenues and funds to pay distributions, the Issuer has entered into a Letter of Intent with respect to a business combination with American Golf and certain of its affiliates, without requiring that American Golf and those affiliates first take steps to improve their own financial condition. In this transaction, not only would the Issuer take on all of the debts of these entities (some of which may be guaranteed by Mr. Price and his affiliates), but also Mr. Price and the other stockholders of American Golf would receive a super-voting preferred stock, with rights superior to those of the Issuer's current common stockholders, and the current rental obligations of American Golf to NGOP would be deferred for a period of time (without any compensation to the Issuer for such deferral). Based upon the limited information provided to date by the Issuer, the Reporting Persons have serious doubts about the benefits of this contemplated transaction to the Issuer or anyone else other than Mr. Price, particularly as the transaction is currently proposed to be structured. The Reporting Persons fail to see how it would be in the best interests of the Issuer to merge with, and give substantial control to the stockholders of, the very entity that is largely responsible for the Issuer's current financial difficulties. Moreover, the Issuer appears to have concentrated its efforts on this proposed transaction, potentially at the expense of pursuing other opportunities, even though its outcome is highly uncertain, as there is no definitive agreement and the deal is contingent upon a number of conditions, including the securing of a third party equity investment and/or financing, which may not be achievable. The Reporting Persons believe that the Issuer's Board of Directors should reexamine the advisability of any proposed business combination transaction with American Golf and openly explore strategic alternatives that do not involve other Price-controlled entities, to maximize the Issuer's business prospects and the value of the Common Stock.

     Additionally, the Reporting Persons believe that Issuer should be far more forthcoming with information regarding the proposed transaction with American Golf. To date, the Issuer has not disclosed the most basic of information, including as to the proposed valuation in the transaction of the Issuer and American Golf, the amount of the indebtedness of American Golf that would be assumed by the Issuer and recent earnings and cash flow information for American Golf. Furthermore, in the opinion of the Reporting Persons, the Issuer should provide further detail regarding the Board's consideration of the proposed transaction and other strategic and financing alternatives. From all appearances, the Board has engaged in discussions regarding strategic transactions only with Price affiliates. If in fact there have been such discussions with unaffiliated parties, that fact should be disclosed.

    The Reporting Persons may from time to time review the performance of certain of their investments and consider possible strategies for enhancing value. As part of their ongoing review of their investment in the shares of Common Stock of the Issuer, the Reporting Persons are currently exploring and may explore from time to time in the future a variety of alternatives, including, without limitation: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of the foregoing matters. Any alternatives which the Reporting Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions.

Except as set forth above, the Reporting Persons have no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of this Statement.

Item 5. Interest in Securities of the Issuer.

CBT ADVISORY GROUP, INC.

     (a)  Amount beneficially owned:  1,177,500

          Percent of Class:   9.0%

     (b)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote: 0

          (ii)  shared power to vote or to direct the vote: 1,177,500

          (iii) sole power to dispose or to direct the disposition of: 0

          (iv)  shared power to dispose or to direct the disposition of:
                1,177,500

     (c) No shares of Common Stock were purchased directly by CBT Advisory Group, Inc., but CBT Advisory Group, Inc. shares voting and dispositive power with respect to the shares of Common Stock purchased by the other Reporting Persons.

TASH PARTNERS, L.P.

     (a)  Amount beneficially owned:  1,177,500

          Percent of Class:   9.0%

     (b)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote: 0

          (ii)  shared power to vote or to direct the vote: 1,177,500

          (iii) sole power to dispose or to direct the disposition of: 0

          (iv)  shared power to dispose or to direct the disposition of:
                1,177,500

     (c) No shares of Common Stock were purchased directly by Tash Partners, L.P., but Tash Partners, L.P. shares voting and dispositive power with respect to the shares of Common Stock purchased by the other Reporting Persons.

CLIFFWOOD PARTNERS, L.P.

     (a)  Amount beneficially owned: 1,177,500

          Percent of Class: 9.0%

     (b)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote: 0

          (ii)  shared power to vote or to direct the vote: 1,177,500

          (iii) sole power to dispose or to direct the disposition of: 0

          (iv)  shared power to dispose or to direct the disposition of:
                1,177,500

     (c) No shares of Common Stock were purchased directly by Cliffwood Partners, L.P., but Cliffwood Partners, L.P. shares voting and dispositive power with respect to the shares of Common Stock purchased by the other Reporting Persons.

CLIFFWOOD PARTNERS LLC

     (a)  Amount beneficially owned: 1,177,500

          Percent of Class: 9.0%

     (b)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote: 0

          (ii)  shared power to vote or to direct the vote: 1,177,500

          (iii) sole power to dispose or to direct the disposition of: 0

          (iv)  shared power to dispose or to direct the disposition of:
                1,177,500

     (c) The following chart sets forth the purchases and sales by Cliffwood Partners LLC during the past 60 days as trading advisor on behalf of certain of its clients' trading accounts (all of which were effected through open market transactions on the New York Stock Exchange):

    Date       Purchase (P) or Sale (S)     Number of Shares     Price Per Share
    ----       ------------------------     ----------------     ---------------
  1/04/2002               P                     182,500             $ 9.2497
  1/09/2002               S                      19,800              11.7663
  2/11/2002               P                       9,600               7.9618
  2/13/2002               P                       8,600               7.1210
  2/14/2002               P                      23,000               6.6795
  2/19/2002               P                      12,300               6.5087
  2/19/2002               P                      14,800               6.0164
  2/20/2002               P                       2,000               4.5500

     Cliffwood Partners LLC also shares voting and dispositive power with respect to the shares of Common Stock purchased by the other Reporting Persons.

CARL B. TASH

     (a)  Amount beneficially owned: 1,177,500

          Percent of Class: 9.0%

     (b)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote: 0

          (ii)  shared power to vote or to direct the vote: 1,177,500

          (iii) sole power to dispose or to direct the disposition of: 0

          (iv)  shared power to dispose or to direct the disposition of:
                1,177,500

     (c) No shares of Common Stock were purchased directly by Carl B. Tash, but Mr. Tash shares voting and dispositive power with respect to the shares of Common Stock purchased by the other Reporting Persons

CLIFFWOOD SELECT EQUITY FUND, L.P.

     (a)  Amount beneficially owned: 171,200

          Percent of Class: 1.3%

     (b)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote: 0

          (ii)  shared power to vote or to direct the vote: 171,200

          (iii) sole power to dispose or to direct the disposition of: 0

          (iv)  shared power to dispose or to direct the disposition of:
                171,200

     (c) The following chart sets forth the purchases and sales by Cliffwood Select Equity Fund, L.P. during the past 60 days (all of which were effected through open market transactions on the New York Stock Exchange):

    Date       Purchase (P) or Sale (S)     Number of Shares     Price Per Share
    ----       ------------------------     ----------------     ---------------
  2/06/2002               P                      5,000          $9.5755
  2/07/2002               P                      3,500           9.5334
  2/08/2002               P                      9,900           9.6375
  2/11/2002               P                     42,100           7.9618

  2/13/2002               P                     38,900             7.1210
  2/14/2002               P                     55,100            6.6795
  2/15/2002               P                     16,700            6.9598

CLIFFWOOD SELECT EQUITY FUND II, L.P.

     (a)  Amount beneficially owned: 242,700

          Percent of Class: 1.9%

     (b)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote: 0

          (ii)  shared power to vote or to direct the vote: 242,700

          (iii) sole power to dispose or to direct the disposition of: 0

          (iv)  shared power to dispose or to direct the disposition of: 242,700

     (c) The following chart sets forth the purchases and sales by Cliffwood Select Equity Fund II, L.P. during the past 60 days (all of which were effected through open market transactions on the New York Stock Exchange):

    Date       Purchase (P) or Sale (S)     Number of Shares     Price Per Share
    ----       ------------------------     ----------------     ---------------
  2/06/2002               P                      7,100           $9.5755
  2/07/2002               P                      4,900            9.5334
  2/08/2002               P                     14,100            9.6375
  2/11/2002               P                     59,700            7.9618
  2/13/2002               P                     55,100            7.1210
  2/14/2002               P                     78,100            6.6795
  2/15/2002               P                     23,700            6.9598

CLIFFWOOD SELECT EQUITY FUND, LTD.

     (a)  Amount beneficially owned: 114,500

          Percent of Class: 0.9%

     (b)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote: 0

          (ii)  shared power to vote or to direct the vote: 114,500

          (iii) sole power to dispose or to direct the disposition of: 0

          (iv)  shared power to dispose or to direct the disposition of:
                114,500

     (c) The following chart sets forth the purchases and sales by Cliffwood Select Equity Fund, Ltd. during the past 60 days (all of which were effected through open market transactions on the New York Stock Exchange):

    Date       Purchase (P) or Sale (S)     Number of Shares     Price Per Share
    ----       ------------------------     ----------------     ---------------
  2/06/2002               P                        3,400             $9.5755
  2/07/2002               P                        2,300              9.5334
  2/08/2002               P                        6,600              9.6375
  2/11/2002               P                       28,200              7.9618
  2/13/2002               P                       26,000              7.1210
  2/14/2002               P                       36,800              6.6795
  2/15/2002               P                       11,200              6.9598

CLIFFWOOD VALUE EQUITY FUND, L.P.

     (a)  Amount beneficially owned: 333,200

          Percent of Class: 2.5%

     (b)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote: 0

          (ii)  shared power to vote or to direct the vote: 333,200

          (iii) sole power to dispose or to direct the disposition of: 0

          (iv)  shared power to dispose or to direct the disposition of: 333,200

     (c) The following chart sets forth the purchases and sales by Cliffwood Value Equity Fund, L.P. during the past 60 days (all of which were effected through open market transactions on the New York Stock Exchange):

    Date       Purchase (P) or Sale (S)     Number of Shares     Price Per Share
    ----       ------------------------     ----------------     ---------------
  1/04/2002               P                      277,500             $9.2497

  1/09/2002               S                       30,200            11.7663
  2/11/2002               P                       15,400             7.9618
  2/12/2002               P                        4,500             7.5500
  2/13/2002               P                       21,400             7.1210
  2/14/2002               P                       36,600             6.6795
  2/20/2002               P                        8,000             4.5500

CLIFFWOOD EQUITY FUND, L.P.

     (a)  Amount beneficially owned: 29,000

          Percent of Class: 0.2%

     (b)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote: 0

          (ii)  shared power to vote or to direct the vote: 29,000

          (iii) sole power to dispose or to direct the disposition of: 0

          (iv)  shared power to dispose or to direct the disposition of: 29,000

     (c) The following chart sets forth the purchases and sales by Cliffwood Equity Fund, L.P. during the past 60 days (all of which were effected through open market transactions on the New York Stock Exchange):

    Date       Purchase (P) or Sale (S)     Number of Shares     Price Per Share
    ----       ------------------------     ----------------     ---------------
  2/19/2002               P                       15,800             $6.0164
  2/19/2002               P                       13,200              6.5087


CLIFFWOOD REAL ESTATE EQUITY FUND, LTD.

     (a)  Amount beneficially owned: 53,900

          Percent of Class:   0.4%

     (b)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote: 0

          (ii)  shared power to vote or to direct the vote: 53,900

          (iii) sole power to dispose or to direct the disposition of: 0

          (iv)  shared power to dispose or to direct the disposition of: 53,900

     (c) The following chart sets forth the purchases and sales by Cliffwood Real Estate Equity Fund, L.P. during the past 60 days (all of which were effected through open market transactions on the New York Stock Exchange):

    Date       Purchase (P) or Sale (S)     Number of Shares     Price Per Share
    ----       ------------------------     ----------------     ---------------
  2/19/2002               P                       24,500             $6.5087
  2/19/2002               P                       29,400              6.0164

                     --------------------------------------

     (d) Cliffwood Partners LLC, Cliffwood Partners, L.P., Tash Partners, L.P., CBT Advisory Group, Inc. and Carl B. Tash are deemed to be the beneficial owners of certain shares of Common Stock held for the account of certain clients (in addition to the shares held by the Funds), because they share the power to make decisions with respect to the voting and disposition of such shares. The clients are the actual owners of the securities and have the sole right to receive, and the power to direct, the receipt of dividends or the proceeds from the sale of such shares of Common Stock. To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer.

     (e) Not Applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

     To the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 21, 2002

                                    CBT ADVISORY GROUP, INC.

                                    By:      /s/ Carl B. Tash
                                          ----------------------
                                    Name:   Carl B. Tash
                                    Title:  President


                                    TASH PARTNERS, L.P.

                                    By:  CBT ADVISORY GROUP, INC.,
                                            its general partner


                                            By:     /s/ Carl B. Tash
                                                 ----------------------
                                            Name:    Carl B. Tash
                                            Title:   President


                                    CLIFFWOOD PARTNERS, L.P.

                                    By:  TASH PARTNERS, L.P.
                                            its general partner

                                            By:  CBT ADVISORY GROUP, INC.,
                                                     its general partner


                                                     By:     /s/ Carl B. Tash
                                                          ----------------------
                                                     Name:    Carl B. Tash
                                                     Title:   President

                  CLIFFWOOD PARTNERS LLC

                  By:  CLIFFWOOD PARTNERS, L.P.,
                          its managing member

                          By:  TASH PARTNERS, L.P.
                                   its general partner

                                   By:  CBT ADVISORY GROUP, INC.,
                                            its general partner


                                            By:     /s/ Carl B. Tash
                                                 ----------------------
                                            Name:    Carl B. Tash
                                            Title:   President



                  CLIFFWOOD EQUITY FUND, L.P.

                  By:  CLIFFWOOD PARTNERS, LLC,
                          its general partner

                          By:  CLIFFWOOD PARTNERS, L.P.,
                                   its managing member

                                   By:  TASH PARTNERS, L.P.
                                            its general partner

                                            By:  CBT ADVISORY GROUP, INC.,
                                                     its general partner


                                                     By:     /s/ Carl B. Tash
                                                          ----------------------
                                                     Name:    Carl B. Tash
                                                     Title:   President

                  CLIFFWOOD SELECT EQUITY FUND, L.P.

                  By:  CLIFFWOOD PARTNERS, LLC,
                          its general partner

                          By:  CLIFFWOOD PARTNERS, L.P.,
                                   its managing member

                                   By:  TASH PARTNERS, L.P.
                                            its general partner

                                            By:  CBT ADVISORY GROUP, INC.,
                                                     its general partner


                                                     By:     /s/ Carl B. Tash
                                                          ----------------------
                                                     Name:    Carl B. Tash
                                                     Title:   President


                  CLIFFWOOD REAL ESTATE
                  EQUITY FUND, LTD.

                  By:  CLIFFWOOD PARTNERS, LLC,
                          its investment manager and director

                          By:  CLIFFWOOD PARTNERS, L.P.,
                                   its managing member

                                   By:  TASH PARTNERS, L.P.
                                            its general partner

                                            By:  CBT ADVISORY GROUP, INC.,
                                                     its general partner


                                                     By:     /s/ Carl B. Tash
                                                          ----------------------
                                                     Name:    Carl B. Tash
                                                     Title:   President

                  CLIFFWOOD SELECT EQUITY
                  FUND II, L.P.

                  By:  CLIFFWOOD PARTNERS, LLC,
                          its general partner

                          By:  CLIFFWOOD PARTNERS, L.P.,
                                   its managing member

                                   By:  TASH PARTNERS, L.P.
                                            its general partner

                                            By:  CBT ADVISORY GROUP, INC.,
                                                     its general partner


                                                     By:     /s/ Carl B. Tash
                                                          ----------------------
                                                     Name:    Carl B. Tash
                                                     Title:   President


                  CLIFFWOOD SELECT EQUITY
                  FUND, LTD.

                  By:  CLIFFWOOD PARTNERS, LLC,
                          its investment manager and director

                          By:  CLIFFWOOD PARTNERS, L.P.,
                                   its managing member

                                   By:  TASH PARTNERS, L.P.
                                            its general partner

                                            By:  CBT ADVISORY GROUP, INC.,
                                                     its general partner


                                                     By:     /s/ Carl B. Tash
                                                          ----------------------
                                                     Name:    Carl B. Tash
                                                     Title:   President

                  CLIFFWOOD VALUE EQUITY
                  FUND, L.P.

                  By:  CLIFFWOOD PARTNERS, LLC,
                          its general partner

                          By:  CLIFFWOOD PARTNERS, L.P.,
                                   its managing member

                                   By:  TASH PARTNERS, L.P.
                                            its general partner

                                            By:  CBT ADVISORY GROUP, INC.,
                                                     its general partner


                                                     By:     /s/ Carl B. Tash
                                                          ----------------------
                                                     Name:    Carl B. Tash
                                                     Title:   President



                     /s/ Carl B. Tash
                  ----------------------
                  Carl B. Tash

                                   Schedule A

CBT ADVISORY GROUP, INC.


Name                                    Occupation/employment                      Citizenship
Directors:
---------

Carl B. Tash                            Director                                   USA
11726 San Vicente Boulevard
Suite 600
Los Angeles, CA

Executive Officers:
------------------

Carl B. Tash,                           President, CFO and Assistant Secretary     USA
11726 San Vicente Boulevard
Suite 600
Los Angeles, CA

CLIFFWOOD REAL ESTATE EQUITY FUND, LTD.

Name                                    Occupation/employment                      Citizenship
Directors:
---------

Cliffwood Partners LLC                  Director                                   Delaware
11726 San Vicente Boulevard
Suite 600
Los Angeles, CA

CFS Company Ltd.                        Director                                   Cayman Islands
c/o Cliffwood Partners LLC
P.O. Box 31106, Corporate Center
West Bay Road
Grand Cayman, Cayman Islands,
British West Indies

CTC Corporation Ltd.                    Director                                   Cayman Islands
c/o Cliffwood Partners LLC
P.O. Box 31106, Corporate Center
West Bay Road
Grand Cayman, Cayman Islands,
British West Indies

Executive Officers:
------------------

NONE

CLIFFWOOD SELECT EQUITY FUND, LTD.


Name                                    Occupation/employment                      Citizenship
Directors:
---------

Cliffwood Partners LLC                  Director                                   Delaware
11726 San Vicente Boulevard
Suite 600
Los Angeles, CA

CFS Company Ltd.                        Director                                   Cayman Islands
c/o Cliffwood Partners LLC
P.O. Box 31106, Corporate Center
West Bay Road
Grand Cayman, Cayman Islands,
British West Indies

CTC Corporation Ltd.                    Director                                   Cayman Islands
c/o Cliffwood Partners LLC
P.O. Box 31106, Corporate Center
West Bay Road
Grand Cayman, Cayman Islands,
British West Indies

Executive Officers:
------------------

NONE